Exhibit 99.1

SDRL – Makes mandatory offer to purchase up to US$56 million of its 12.0% Senior Secured Notes due 2025

Hamilton, Bermuda, October 10, 2018 – Seadrill Limited (“Seadrill” or the “Company”) announces that it has made a mandatory offer to purchase approximately US$56 million of its 12.0% Senior Secured Notes due 2025 (the “Notes”).

Under the terms of the Indenture for the Notes issued on July 2, 2018 (the “Issue Date”), the Company is required to make an offer to purchase the Notes, using certain proceeds from a deferred consideration agreement relating to the sale of its tender rig business to Sapura Energy in 2013. The deferred consideration agreement with Sapura Energy was amended in August 2017 and converted into a loan that matured in August 2018. The eligible amount of this loan that forms part of the Notes security package is approximately US$56 million (the “Asset Sale Amount”) and is required to be used to make an offer to purchase the Notes (the “Asset Sale Offer”) during the first half of October 2018. The purchase price of the Asset Sale Offer, per the terms of the Indenture, is 103% of par value plus accrued and unpaid interest.

The Asset Sale Offer will expire at 5:00 p.m., New York City time, on November 9, 2018 (the “Expiration Time”). Holders of Notes that are tendered and accepted, in accordance with the instructions described in the offer to purchase, will receive total cash consideration of US$1,030 per US$1,000 principal amount of Notes, plus accrued and unpaid interest, from the Issue Date to, but not including, the settlement date, which is expected to be November 14, 2018.

If the Notes tendered result in the total cash consideration exceeding the Asset Sale Amount, the Company will purchase such amount, on a pro rata basis, that would result in the total cash consideration equaling the Asset Sale Amount.

If the Notes tendered result in total cash consideration being less than the Asset Sale Amount, the Company then has the option to redeem the Notes on a pro rata basis at 106% of par value plus accrued and unpaid interest (the “Optional Redemption”) in an amount not to exceed the lesser of:

1.	The remaining Asset Sale Amount after the Asset Sale Offer; and,

2.	50% of the initial Asset Sale Amount.

Any remaining Asset Sale Amount after the Asset Sale Offer and Optional Redemption will continue to be part of the security package for the Notes and can be used to pay PIK interest on the Notes in cash, make certain investments, acquisitions or other payments according to the terms contained in the Indenture. Approximately one year after the completion of the Asset Sale Offer, any remaining Asset Sale Amount is then eligible to be used for broader working capital purposes by the Company, subject satisfying certain other requirements.

The Company has retained D.F. King & Co., Inc. to act as tender and information agent for the Asset Sale Offer. Requests for documents may be directed to D.F. King & Co., Inc. at (866) 864-4940 (toll free) or (212) 269-5550 (for banks and brokers only) or email sdrl@dfking.com.

The Asset Sale Offer is being made pursuant only to the terms and conditions contained in the offer to purchase. This press release does not constitute an offer to purchase, or a solicitation of an offer to sell, any security, nor shall there be any sale of any security in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its 2017 Annual Report on Form 20-F (File No. 001-34667) and its Registration Statement on Form F-1 (Registration No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.